OSSEN INNOVATION CO. LTD.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People’s Republic of China

VIA EDGAR

October 29, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Terence O’Brien

RE:	Ossen Innovation Co., Ltd.
Form 20-F
Filed April 28, 2015
File No. 1-34999

Dear Mr. O’Brien:

On behalf of Ossen Innovation Co., Ltd. (the “Company”), we hereby respond to the letter dated October 15, 2015 (“SEC Comment Letter”) from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Annual Report on Form 20-F (the “Form 20-F”) submitted to the Commission on April 28, 2015 and the response letter of the Company submitted on October 9, 2015. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Form 20-F (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2014

Report Of Independent Registered Public Accounting Firm, pages F-1 and F-2

1.	Your auditors’ reports refer to financial statements schedules listed in an “accompanying index.” Please revise the contents page that precedes your auditors’ reports to identify this page as an index and separately identify F-46 through F-48 as the pages where your financial statement schedules are located. In this regard, we note that your financial statement schedules are not presented as a note to your financial statements.

The Company has revised the contents page that precedes our auditors’ reports in response to the Staff’s comment.

Item 15. Controls and Procedures, page 81

Condensed Balance Sheets as of December 31, 2014 and 2013, page F-46

2.	We note that your shareholders’ equity balances do not agree to your consolidated balance sheet balances on page F-3. Please reconcile the differences and provide an explanation for each adjustment so that we may better understand your accounting.

October 29, 2015

U.S. Securities and Exchange Commission

Attn: Terence O’Brien

Re: Ossen Innovation Co., Ltd.

Please note that parent company financial statements should present investments in subsidiaries based upon the parent’s proportionate share of the subsidiaries’ net assets. As a result, total stockholders’ equity, net income, and comprehensive income amounts (attributable to the parent company) presented in the parent company financial statements should be equal to the corresponding consolidated amounts. In this regard, please address why your parent only financial statements do no present comprehensive income.

The Company has reconciled its financial statements in response to the Staff’s comment.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Ari Edelman, Esq. or C. David Selengut, Esq., at any time at (212) 370-1300.

Very truly yours,

/s/ Feng Peng
Feng Peng Chief Financial Officer

cc:	C. David Selengut, Esq.

Ari Edelman, Esq.

Liang Tang